Reliance
Industries Limited
Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

August 16, 2004

File No.82-3300

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document(s) filed with the domestic stock exchanges, for your information and record:

Sr. No.	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	August 16, 2004	Media Release – Trevira transferred to Reliance Group

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Surendra Pipara
Jt. Company Secretary

Encl : a/a

Dlw 8/19

Reliance
Industries Limited

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

August 16, 2004

The Secretary
The Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Sub: **Trevira transferred to Reliance Group**

Dear Sir,

In continuation of our letters dated June 24, 2004 & August 12, 2004, we forward herewith a Media Release issued by the Company, which is self-explanatory.

Kindly inform your members accordingly.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Surendra Pipara
Jt. Company Secretary

Encl: as above

Copy with encl to: The Secretary
Stock Exchange, Kolkata

National Stock Exchange, Mumbai

Media Release

Reliance

Trevira transferred to Reliance Group

August 16, 2004: Promptly at the heels of getting the European Commission's approval, the German specialty polyester manufacturer 'Trevira' is transferred to Reliance. All financial formalities have been completed. Both, the ownership and management control have now been transferred to Reliance with immediate effect.

Commenting on the transfer of Trevira, Mr. Subodh Sapra, President, Polyester Sector, Reliance Industries says, "It's a win – win situation for both the companies. Reliance gets a foothold in Europe while Trevira will benefit from the resources of the world's largest integrated polyester producer."

The acquisition of Trevira was announced by Reliance Industries' Chairman and Managing Director, Mr. Mukesh Ambani at the 30th Annual General Meeting on June 24, 2004. Following the European Commission's approval earlier this month, all formalities have been completed immediately and Trevira is now a part of Reliance Group.

United Kingdom's leading polyester consultant, PCI said that the market was surprised that Reliance suddenly snapped up the Trevira polyester fibres operation in Germany. 'They achieved this ahead of two other candidates from within Greater Europe who had possibly expected to acquire the business for a minimal financial outlay', said PCI. It further applauded by stating that the acquisition provided Reliance, the use of a proven successful development facility supporting a differentiated product portfolio (including the Trevira CS development for flame-retardant end uses).

Trevira has a capacity of 130,000 tonnes per annum of polyester fibre and yarn, and with its acquisition by Reliance and its expansions underway in India, the combined total polyester fibre and filament yarn capacity of Reliance will exceed 1.8 million tonnes, making Reliance, the largest polyester fibre and yarns producer in the world.

Trevira is the market leader in Europe in high value applications of polyester, especially in automotive and home textiles. Trevira is a widely known and well-recognized brand both amongst customers and producers of synthetic fabrics. The company has several valuable patents and technologies together with a strong R&D setup with substantial accumulated research knowledge. Trevira's knowledge base developed over a period of time will be complementary to Reliance's existing R&D facility, the Reliance Technology Centre in India. The synergy will provide comprehensive and innovative solutions for apparel and industrial applications of polyester to customers worldwide.

Reliance Group

The Reliance Group founded by Dhirubhai H. Ambani (1932-2002) is India's largest business house with total revenues of over Rs 99,000 crore (US$ 22.6 billion), cash profit of Rs 12,500 crore (US$ 2.8 billion), net profit of Rs 6,200 crore (US$ 1.4 billion) and exports of Rs 15,900 crore (US$ 3.6 billion).

The Group's activities span exploration and production (E&P) of oil and gas, refining and marketing, petrochemicals (polyester, polymers, and intermediates), textiles, financial services and insurance, power, telecom and infocom initiatives. The Group exports its products to more than 100 countries the world over. Reliance emerged as India's Most Admired Business House, for the third successive year in a TNS Mode survey for 2003.

Reliance Group revenue is equivalent to about 3.5% of India's GDP. The Group contributes nearly 10% of the country's indirect tax revenues and over 6% of India's exports. Reliance is trusted by an investor family of over 3.1 million – India's largest.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with gross turnover of Rs 74,418 crore (US$ 17 billion), cash profit of Rs 9,197 crore (US$ 2.1 billion), net profit of Rs 5,160 crore (US$ 1.2 billion), net worth of Rs 34,452 crore (US$ 7.9 billion) and total assets of Rs 71,157 crore (US$ 16.3 billion).

RIL is the first and only private sector company from India to feature in the 2004 *Fortune Global 500* list of 'World's Largest Corporations' and ranks amongst the world's top 200 in terms of profits. RIL also emerged as the only Indian company in the list of global companies that create most value for their shareholders, published by *Financial Times* based on a global survey and research conducted by PricewaterhouseCoopers in 2004. RIL featured in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies.

RIL emerged as the 'Best Managed Company' in India in a study by *Business Today* and A.T. Kearney in 2003. The company emerged 'India's biggest wealth creator' in the private sector over a 5-year period in a study by *Business Today* – Stern Stewart in 2004.

Corporate Communications
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate, Mumbai 400 038, India

Internet : www.ril.com

Telephone : 3032 7275, 3032 7219
3032 7214, 3032 7213
Telefax : (+91 22) 2285 2212
(+91 22) 2287 0072

E-mail : ccd@ril.com